UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Flowers Foods, Inc. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA

June 8, 2018

We have served as the Plan’s auditor since 2001.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2017 and 2016

	December 31,
	2017	2016
Assets
Investments, at fair value
Mutual funds	$549,998,209	$457,844,384
Collective investment trust	48,857,893	51,421,819
Flowers Foods, Inc. Common Stock Fund	53,081,417	58,701,045

Total investments, at fair value	651,937,519	567,967,248

Receivables
Employer contributions	497,746	536,037
Participant contributions	505,444	504,017
Notes receivable from participants	21,718,971	21,243,478

Total receivables	22,722,161	22,283,532

Net assets available for benefits	$674,659,680	$590,250,780

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2017

2017
Additions to net assets attributed to
Investment income:
Dividends	$25,535,244
Interest	966,274
Net appreciation in fair value of investments	66,617,114

Total investment income	93,118,632

Interest income on notes receivable from participants	1,083,101

Contributions:
Employer	29,850,617
Participants	29,774,972
Rollovers	2,001,180

Total contributions	61,626,769

Total additions	155,828,502

Deductions from net assets attributed to
Benefit payments	(70,893,526)
Administrative expenses	(526,076)

Total deductions	(71,419,602)

Net increase in net assets	84,408,900
Net assets available for benefits at beginning of year	590,250,780

Net assets available for benefits at end of year	$674,659,680

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Empower Retirement, Great-West Trust Company LLC (“Empower”) is the trustee and record-keeper of the Plan.

The Plan Sponsor contributed $1,354,000 for certain union participants of the Bakery and Confectionary Union and Industry International Pension Fund (the “Fund”) when those participants voted to withdraw from the Fund and to participate in the Plan. The contribution was made on November 1, 2017 and is included in the employer contributions on the Statement of Changes in Net Assets Available For Benefits.

Eligibility for Participation

Employees are eligible to participate in the Plan starting with the first pay period following a 30-day waiting period from the date of hire. Thirty days following the completion of the waiting period, employees are automatically enrolled in the Plan with a 3% employee contribution rate. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 6%. Effective January 1, 2017 the auto escalation percentage for employee contributions increased to a maximum of 10% from 6%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at any time, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date.

Contributions

Allowable employee contributions can be up to 100% of the participant’s available pay, up to the Internal Revenue Service (“IRS”) maximum amount of $18,000 in 2017. Participants direct the investment of their contributions and the Company’s contributions on their behalf into various investment options offered by the Plan.

The Company provides matching contributions generally equal to 50% of the first 1% to 6% of the participant’s elective contributions with a maximum match of 3%. Also, the Company makes a basic contribution, as described in the Plan, of 3% whether or not the employee makes employee contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make $6,000 of catch-up contributions in 2017.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their employee contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions. The interest rates ranged from 3.25% to 11.5% for outstanding participant loans as of December 31, 2017. The interest rates ranged from 3.25% to 11.5% for outstanding participant loans as of December 31, 2016. The applicable rate for any loans issued on December 31, 2017 was 6.25%.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and in service distributions for hardship withdrawal purposes are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. Effective January 1, 2017, Plan participants pay an annual administrative fee of $49 to the record keeper, which is charged on a monthly basis. All participants pay the same fee. Total fees paid to the trustee, a related party, were $526,076 for the year ended December 31, 2017. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less. Balances in excess of $5,000 can remain in the plan until the participant reaches the required minimum distribution age of 70 1⁄2. Once a terminated vested participant reaches age 70 1⁄2, they are required to begin receiving minimum distributions beginning on April 1 of the year following the year they attained age 70 1⁄2.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for discussion of fair value measurements.

The Plan invests in investment contracts through a collective trust.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ compensation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Amendments

On January 20, 2017, the Plan was amended for the purpose of revising the provision of the Plan related to the vesting of contributions.

On August 4, 2017, the Plan was amended to revise provisions of the Plan relating to the period of service required for eligibility to participate at the reemployment of former employees. Reemployed former employees become eligible to participate on their 91st day of employment, counting the time worked before their break in service and the time worked following their reemployment.

On November 6, 2017, the Plan was amended to revise the provisions of the Plan relating to the full vesting of account balances of the employees whose employment is terminated in connection with a plant closure and for the special one-time contribution for members of the Fund.

On March 29, 2018, the Plan was amended to revise the provisions of the Plan relating to the period of service required for participation eligibility. Employees hired or rehired on or after March 1, 2018 are eligible to participate when the employee receives 30 days of service. Employees hired or rehired before April 1, 2018 but still in their eligibility waiting period became eligible to participate on March 31, 2018.

4.	Recent Accounting Pronouncements

All applicable pronouncements have been adopted by the Plan. There are no issued pronouncements that will require adoption in future periods.

5.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company at December 31, 2017 and December 31, 2016 as shown in the following table:

	2017	2016
Number of common shares held	2,732,689	2,903,303
Fair value of common shares held (at $19.31 and $19.97 per common share, respectively)	$52,768,225	$57,978,961
Common shares as a percentage of the Plan’s total investments at fair value	8.09%	10.21%
Common shares as a percentage of Flowers Foods, Inc.	1.30%	1.39%
Cash held	$313,192	$722,084

With regard to the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2017 there were approximately 2,713,774 units outstanding with a market value of approximately $19.56 per unit related to the Flowers Foods, Inc. Common Stock Fund. As of December 31, 2016 there were approximately 2,900,249 units outstanding with a market value of approximately $20.24 per unit related to the

Flowers Foods, Inc. Common Stock Fund. At December 31, 2017 and December 31, 2016, the Flowers Foods, Inc. Common Stock Fund held cash in the Invesco Funds Short Term Investments Government.

6.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. Common Stock Fund — Valued at the closing price reported on the active market on which the security is traded plus any short term investment held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund. The fair values of participation units held in the stable value fund are based on NAV to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The Plan is permitted to redeem investment units at NAV on the measurement date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2017 and 2016:

	Fair Value Measurements at December 31, 2017			Total
Description	Level 1	Level 2	Level 3
Mutual funds
Growth objective	$101,347,410	$—	$—	$101,347,410
Asset allocation objective	70,025,969	—	—	70,025,969
Value objective	87,018,271	—	—	87,018,271
Income objective	52,169,211	—	—	52,169,211
Target Funds	239,437,348			239,437,348

Total mutual funds	549,998,209	—	—	549,998,209

Flowers Foods, Inc. Common Stock Fund (1)	53,081,417	—	—	53,081,417

Investments measured at net asset value (2)	—	—	—	48,857,893

Total investments at fair value	$603,079,626	$—	$—	$651,937,519

	Fair Value Measurements at December 31, 2016			Total
Description	Level 1	Level 2	Level 3
Mutual funds
Growth objective	$116,954,573	$—	$—	$116,954,573
Asset allocation objective	88,731,584	—	—	88,731,584
Value objective	170,755,959	—	—	170,755,959
Income objective	81,402,268	—	—	81,402,268

Total mutual funds	457,844,384	—	—	457,844,384

Flowers Foods, Inc. Common Stock Fund (3)	58,701,045	—	—	58,701,045

Investments measured at net asset value (2)	—	—	—	51,421,819

Total investments at fair value	$516,545,429	$—	$—	$567,967,248

(1)	Includes 313,192 shares of the Invesco Short Term Investments Government and Agency Fund valued at $313,192.
(2)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
(3)	Includes 722,084 shares of the Invesco Short Term Investments Government and Agency Fund valued at $722,084.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016, respectively.

As of December 31, 2017:

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$48,857,893	N/A	Daily	7-30 days

As of December 31, 2016:

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$51,421,819	N/A	Daily	7-30 days

7.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Empower, and shares of Flowers Foods, Inc. Common Stock Fund. At December 31, 2017 and 2016, the Plan held 2,713,774 shares and 2,900,249 shares of Flowers Foods, Inc. Common Stock Fund with a market value of $53,081,417 and $58,701,045, respectively. The fair value of the Flowers common stock in the Flowers Foods, Inc. Common Stock Fund was $52,768,225 and $57,978,961 as of December 31, 2017, and December 31, 2016, respectively. There were purchases and sales of shares in the Flowers Foods, Inc. Common Stock Fund of $6,461,330 and $10,105,362, respectively, during 2017. There were purchases and sales of shares in the Flowers Foods, Inc. Common Stock Fund of $8,789,267 and $7,124,996, respectively, during 2016. Income from the Flowers Foods, Inc. Common Stock Fund was $1,894,196 during 2017.

Empower is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, certain transactions such as contributions from the Plan Sponsor and dividends, purchases, and sales involving funds managed by Empower qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid to the trustee were $526,076 for the year ended December 31, 2017. During the year ended December 31, 2017, there were purchases and sales of the Putnam Stable Value Fund of $11,780,188 and $14,302,356, respectively. During the year ended December 31, 2017, there were purchases and sales of the George Putnam Balanced Fund of $12,295 and $76,725,969, respectively. During the year ended December 31, 2016, there were purchases and sales of the Putnam Stable Value Fund of $14,163,177 and $12,118,356, respectively. During the year ended December 31, 2016, there were purchases and sales of the George Putnam Balanced Fund of $16,960,564 and $14,188,651, respectively. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

9.	Forfeitures

At December 31, 2017 and 2016, forfeited nonvested accounts totaled $884,896 and $226,928, respectively. These accounts will be used to reduce future Company contributions. Also, during 2017 Company contributions were reduced by $1,048,849 from forfeited nonvested accounts.

10.	Tax Status

The IRS has determined and informed the Company by letter dated May 12, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2017 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust at fair value; 48,857,893 shares		$48,857,893

	Dodge & Cox Stock Fund	Mutual Fund; 427,377 shares		87,018,271
	Harbor Capital Appreciation Retire	Mutual Fund; 1,081,306 shares		75,053,497
	Western Asset Core Plus Bond	Mutual Fund; 4,409,909 shares		52,169,211
	American Europacific Growth Fund	Mutual Fund; 564,735 shares		31,704,230
	Vanguard Institutional Index Fund	Mutual Fund; 157,405 shares		38,321,739
	Nationwide Geneva Small Cap	Mutual Fund; 302,602 shares		16,912,410
	William Blair Small Cap Value I	Mutual Fund; 453,213 shares		9,381,503
	Vanguard Target Retirement Instl	Mutual Fund; 174,118 shares		3,743,530
	Vanguard Instl Target Retire 2015	Mutual Fund; 355,393 shares		7,815,081
	Vanguard Instl Target Retire 2020	Mutual Fund; 1,464,378 shares		32,992,439
	Vanguard Instl Target Retire 2025	Mutual Fund; 1,998,551 shares		45,686,880
	Vanguard Instl Target Retire 2030	Mutual Fund; 1,895,670 shares		43,827,887
	Vanguard Instl Target Retire 2035	Mutual Fund; 1,341,006 shares		31,339,302
	Vanguard Instl Target Retire 2040	Mutual Fund; 950,288 shares		22,445,804
	Vanguard Instl Target Retire 2045	Mutual Fund; 778,509 shares		18,528,506
	Vanguard Instl Target Retire 2050	Mutual Fund; 706,494 shares		16,828,691
	Vanguard Instl Target Retire 2055	Mutual Fund; 543,628 shares		12,970,967
	Vanguard Instl Target Retire 2060	Mutual Fund; 136,557 shares		3,258,261

				549,998,209

*	Flowers Foods, Inc. Common Stock Fund	Flowers Foods, Inc. Common Stock; 2,732,689 shares		52,768,225
*	Flowers Foods, Inc. Common Stock Fund	Invesco Short Term Investments Government and Agency Fund; 313,192 shares		313,192

*	Notes receivable from participants	Notes, with interest rates between 3.25% and 11.50%; maturity ranges from January 2016 to April 2032		21,718,971

				$673,656,490

*	Parties-in-Interest (See Note 7)
**	Cost information not required for participant-directed accounts

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 8, 2018	By:	/s/ Charity Lutes
Charity Lutes
Chair, Plan Administrative Committee